Filed Pursuant to Rule 424(b)(3)
File No. 333-156450
Prospectus Supplement No. 9
(to prospectus dated December 31, 2008, as supplemented on January 12, 2009,
February 4, 2009, March 5, 2009, April 8, 2009, April 15, 2009, May 14, 2009
May 20, 2009 and July 1, 2009)

3,710,825 SHARES

COMMON STOCK

This prospectus supplement supplements information contained in the prospectus dated December 31, 2008 as supplemented on January 12, 2009, February 4, 2009, March 5, 2009, April 8, 2009, April 15, 2009, May 14, 2009, May 20, 2009 and July 1, 2009, referred to as the “prospectus,” relating to the resale by selling security holders of up to 3,710,825 shares of our common stock, $.0001 par value, issuable upon the exercise of warrants issued in connection with a financing transaction in June 2008.  You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

The statements contained in this prospectus supplement are deemed to be made throughout the prospectus and shall modify or supersede any conflicting statements contained in the prospectus, in each case to the extent applicable.

Investment in our securities involves a high degree of risk.  See “Risk Factors” beginning on page 4 of the prospectus for a discussion of risks that you should consider prior to investing in shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 9 is August 20, 2009.

Quarterly Report on Form 10-Q

On August 19, 2009, we filed our Quarterly Report on Form 10-Q, referred to as the quarterly report, with the Securities and Exchange Commission which contains our condensed consolidated financial statements for the three and six months ended June 30, 2009.  Our quarterly report is not a part of this prospectus supplement or incorporated by reference in it.  Investors may view a copy of our quarterly report online at www.sec.gov or may request a copy by writing to us at 1600 Manor Drive, Suite 110, Chalfont, Pennsylvania 18914, Attention: John G. Phillips, Chief Financial Officer.

Below is a comparison of our selected consolidated financial data.  Financial information contained in this prospectus supplement expressed in U.S. dollars is presented in thousands (000’s) unless otherwise noted.  The following should be read together with our condensed consolidated financial statements contained in Part I, Item 1 “Financial Statements” and accompanying notes and Part I, Item 2 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our quarterly report.  The selected consolidated financial data below is not intended to replace our condensed consolidated financial statements and the accompanying notes in our quarterly report.  Our results for the three and six months ended June 30, 2009 are not necessarily indicative of our results for the full fiscal year or any future periods.

The consolidated statement of operations data for the three and six months ended June 30, 2009 and 2008 and the consolidated balance sheet data as of June 30, 2009 and December 31, 2008 set forth below are derived from our consolidated financial statements and related notes included in our quarterly report.

	Three Months Ended June 30, (unaudited)		Six Months Ended June 30, (unaudited)
	2009	2008	2009	2008
	(in thousands, except per share data)		(in thousands, except per share data)

Statement of Operations Data:
Revenue	$1,351	$3,291	$2,588	$27,511
Cost of services	—	2,910	—	25,564
Gross profit	1,351	381	2,588	1,857
Selling, general and administrative expenses	1,335	6,391	2,525	11,950
Restructuring expense	—	—	—	2,100
Fixed assets impairment expense, net	—	—	5	1,022
Impairment of goodwill	—	—	—	16,822
Depreciation and amortization	158	163	313	285
(Loss) from operations	(142)	(6,173)	(255)	(30,322)
Other income	369	300	347	200
Interest expense	(511)	(358)	(1,014)	(906)
Gain on restructuring of debt	—	687	—	687
Gain (loss) on sale of subsidiary	—	600	—	(1,294)
Loss before income taxes	(284)	(4,944)	(922)	(31,365)
Income tax expense	—	—	—	5,007
Net loss	$(284)	$(4,944)	$(922)	$(36,642)

Net loss per common share – basic and diluted	$(0.02)	$(0.37)	$(0.06)	$(2.69)

	June 30, 2009 (unaudited)	December 31, 2008 (audited)
Balance Sheet Data:	(in thousands, except per share data)
Working capital (deficit) (current assets less current liabilities)	$(8,904)	$(11,937)
Total assets	3,492	5,081
Long-term debt, net of current	13,738	10,306
Stockholders’ equity (deficit)	(22,770)	(21,913)

Our condensed consolidated financial statements have been prepared assuming that we will continue as a going concern.  However, we had a net losses of $284 and $922 during the three and six months ended June 30, 2009, respectively.  In addition, net cash used in operating activities was $1,397 during the six months ended June 30, 2009.  In addition, we had a stockholders’ deficit of $22,770 and an accumulated deficit of $55,412 at June 30, 2009.  These factors raise substantial doubt about our ability to continue as a going concern.  Our condensed consolidated financial statements do not include any adjustments that might result from this uncertainty.

Termination of XRoads Agreement

On January 13, 2009, we entered into a letter agreement, as amended effective May 14, 2009, referred to as the XRoads Agreement, with XRoads Solutions Group, LLC, referred to as XRoads.  Pursuant to the XRoads Agreement, among other matters, XRoads agreed to provide the services of Brian Delle Donne to serve as our Interim Chief Operating Officer through August 13, 2009.  The XRoads Agreement provided that either we or XRoads could terminate the XRoads Agreement at any time with at least thirty days prior written notice.  On July 6, 2009, we sent such thirty-day termination notice to XRoads.  The XRoads Agreement and Brian Delle Donne’s services as our Interim Chief Operating Officer were terminated effective August 7, 2009.

Defaults under Indebtedness

As of the date of this prospectus supplement, we did not make certain principal installment payments due for February, 2009 through June, 2009 under the term loan, referred to as the term loan, issued to us by ComVest Capital, LLC, referred to as ComVest, in the aggregate amount of $702.  In addition, we were in default on principal installment payments due for July, 2009 under the term loan in the aggregate amount of $439 and were in default on interest payments due for July, 2009 in the amount of $61. We also were in default on interest payments due for July, 2009 under the revolving credit facility issued to us by ComVest in the amount of $18.  The failure to make such payments constituted events of default pursuant to our loan agreement with ComVest.  We are obligated to pay a default rate of 500 basis points over the prevailing interest rate, which difference between the default rate and the prevailing rate was not paid as of the date of this prospectus supplement.

As of the date of this prospectus supplement, we did not make the required quarterly payment under the note payable to the former shareholders of StaffBridge, Inc., referred to as the StaffBridge Note, for the quarter ended June 30, 2009 of $59 and were also in arrears on interest payments due in the amount of $2.  In addition, we did not make the required interest payments under the notes payable to each of Matthew Kingfield, B&N Associates, LLC, Alyson P. Drew and Fergco Bros. LLC, collectively referred to as the Sub Notes, for the quarter ended June 30, 2009, in the aggregate amount of $11.  An event of default under the StaffBridge Note or the Sub Notes triggers a cross-default provision pursuant to the loan agreement with ComVest.  In addition, a default under the loan agreement with ComVest would trigger a cross-default provision pursuant to the Loan Modification and Restructure Agreement among us, ComVest and Manufacturers and Traders Trust Company unless the default under the loan agreement with ComVest is waived in writing by ComVest.

As previously disclosed, on May 19, 2009, ComVest executed a waiver letter pursuant to which ComVest waived the defaults under the term loan through May 19, 2009, provided that ComVest reserved the right to collect at a later time, but not later than the maturity date of the term loan under the loan agreement with ComVest, the increased interest ComVest was permitted to charge during the continuance of such defaults.  On August 14, 2009, in connection with the amended loan agreement with ComVest described below, ComVest executed a waiver letter pursuant to which ComVest waived the remainder of the above-described defaults, provided that we agreed to pay to ComVest, on March 31, 2010 (or sooner by reason of any further event of default), (a) the difference between interest calculated at the default rate and at the non-default rate under the term loan on the outstanding principal balance of the term loan for the period from March 1, 2009 through August 14, 2009, referred to as the default period, and (b) the difference between interest calculated at the default rate and at the non-default rate under the revolving credit facility with ComVest on the outstanding principal balance of the advances under the loan agreement with ComVest from time to time during the default period.

Amended and Restated Revolving Credit Agreement with ComVest

On August 14, 2009, we entered into the Amended and Restated Revolving Credit Agreement, referred to as the amended loan agreement, with ComVest.  The amended loan agreement amended and restated the loan agreement dated as of June 20, 2008, as amended on January 29, 2009, between us and ComVest, referred to as the original loan agreement.  Pursuant to the original loan agreement, ComVest extended us a secured revolving credit facility for up to $3,000 and a term loan in the principal amount of $9,000, of which $1,000 was treated as an original issue discount, and we received $8,000 in respect of the term loan.

Pursuant to the amended loan agreement, the maximum availability under the secured revolving credit facility, referred to as the revolver, was increased from $3,000 to $10,500, referred to as the revolver maximum.  The remaining outstanding principal balances of $2,900 under the revolving credit note and $7,100 under the term loan extended by ComVest pursuant to the original loan agreement were paid in full by an advance from the revolver, and the term note was cancelled.

Effective as of the first business day of each of the first twelve (12) calendar weeks in each calendar quarter beginning with the calendar quarter ending March 31, 2010, the revolver maximum will be reduced by an amount equal to 1/12th of the amount, calculated as of the last day of the immediately preceding calendar quarter, equal to the sum of: (i) the amount (if any) by which the revolver maximum exceeds the amounts outstanding under the revolver, plus (ii) all cash and cash equivalents of us and our subsidiaries determined in accordance with accounting principles generally accepted in the United States on a consolidated basis, minus (iii) all documented reasonable costs and expenses incurred and paid in cash by us between August 14, 2009 and such quarter-end in connection with the registration of the resale of shares underlying the ComVest warrant, as defined below.  To the extent the amounts outstanding under the revolver exceed the revolver maximum, we must make a payment to ComVest to reduce the amount outstanding to an amount less than or equal to the revolver maximum.  We may borrow under the revolver from time to time, up to the then applicable revolver maximum.

We may request an increase in the revolver maximum to an aggregate amount not in excess of $11,250 minus: (i) any and all required reductions as described above, and (ii) the outstanding principal amount of any indebtedness incurred after August 14, 2009, up to a maximum principal amount outstanding of $750 minus any increase in the revolver maximum then in effect.  To request such an increase, we must introduce to ComVest a participant reasonably satisfactory to ComVest to participate in the advances under the revolver in a principal amount not less than the requested increase in the revolver maximum, on a pari passu basis with ComVest.

The amounts due under the revolver bear interest at a rate per annum equal to 12.00%, subject to increase by 400 basis points during the continuance of any event of default under the amended loan agreement.  Subject to certain exceptions, the interest payments will be deferred as follows:

(i)           interest in respect of all periods through and including September 30, 2009 will accrue but will not be due and payable in cash except as and when provided in paragraphs (iii) below;

(ii)           10% of all interest accruing during the period from October 1, 2009 through and including December 31, 2009 will be due and payable in cash monthly in arrears on the first day of each calendar month commencing November 1, 2009 and continuing through and including January 1, 2010, and the remaining 90% of such accrued interest will be due and payable in accordance with the following paragraph (iii);

(iii)           all accrued interest described in paragraph (i) above, and the deferred portion of accrued interest described in paragraph (ii) above, will be due and payable (A) as to 10% thereof, on April 1, 2010, (B) as to 15% thereof, on July 1, 2010, (C) as to 35% thereof, on October 1, 2010, and (D) as to the remaining 40% thereof, on December 31, 2010; and

(iv)           accrued interest in respect of all periods from and after January 1, 2010 will be due and payable in cash monthly in arrears on the first day of each calendar month commencing February 1, 2010 and upon the maturity of the revolver.

The revolver matures on December 31, 2010, subject to extension to December 31, 2011, in ComVest’s sole and absolute discretion, if we request the extension no earlier than September 30, 2010 and no later than October 31, 2010 and there are no continuing events of default on the originally scheduled revolver maturity date (which defaults may be waived in ComVest’s sole and absolute discretion).

In addition, the amended loan agreement provides that:

(i)           ComVest must pre-approve the hiring of all members of our senior management and all employment agreements or other contracts with respect to senior management;

(ii)           we will, on or prior to September 28, 2009, designate two (2) members of our Board of Directors, each to be placed within separate classes of the Board of Directors and each of which will be unaffiliated with and independent of ComVest; and

(iii)           we must deliver to ComVest, on or prior to September 13, 2009, written agreements from specified holders of our indebtedness (excluding indebtedness held by Manufacturers and Traders Trust Company) agreeing to defer and postpone payments of principal and interest in respect of such indebtedness until one or more dates on or after December 31, 2009.

Under the amended loan agreement, we must make all necessary adjustments to our system of internal control over financial reporting and disclosure controls and procedures no later than December 31, 2009.

The amended loan agreement also requires us to, subject to certain exceptions, obtain ComVest’s written consent until all obligations under the amended loan agreement have been satisfied in full in connection with certain transactions including, but not limited to, incurrence of additional indebtedness or liens on our assets; sales of assets; making investments in securities or extension of credit to third parties; purchase of property or business combination transactions; declaration or payment of dividends or redemption of our equity securities; payment of certain compensation to our executive officers; changing our business model or ceasing substantially all of its operations for a period exceeding 10 days; sale of accounts receivable; amendment of our organizational documents; certain transactions with our affiliates; making certain capital expenditures, and incurring monthly operating expenses in excess of specified dollar amounts. In addition, beginning with fiscal quarter ending March 31, 2010, we must maintain certain fixed charge coverage ratios set forth in the amended loan agreement.

The amended loan agreement lists various events of default including, but not limited to: default in the payment of principal or interest under all our obligations under the amended loan agreement or in the observance or performance of any covenant set forth in the amended loan agreement; default of us or any of our subsidiaries under any indebtedness exceeding $100 (excluding any amount due to Blue Lake Rancheria and any litigation brought with respect to amounts owed to Blue Lake Rancheria, so long as such amounts are paid solely in shares of our common stock); occurrence of certain bankruptcy or insolvency events; and existence of any litigation, arbitration or other legal proceedings, other than certain specified litigation, brought by any creditors of us or any subsidiary in an aggregate claimed amount exceeding $300.

In connection with the execution of the amended loan agreement, ComVest executed a waiver of existing events of default under the original loan agreement, referred to as the waiver.  The waiver is effective provided that we pay to ComVest on March 31, 2010 (or sooner if there is a further event of default) approximately $160, constituting the difference between interest calculated at the default rate and at the non-default rate under (i) the term note on the outstanding principal balance of the term note for the period from March 1, 2009 through August 14, 2009, and (ii) the original revolving credit note on the outstanding principal balance of the advances from time to time during the default period stated in (i) above.

Upon occurrence of an event of default, and at all times during the continuance of an event of default, (i) at the option of ComVest (except with respect to bankruptcy defaults for which acceleration shall be automatic) all our obligations under the amended loan agreement become immediately due and payable, both as to principal, interest and other charges, without any requirement for demand or notice by ComVest, and bear interest at the default rates of interest as described above; (ii) ComVest may file suit against us and our subsidiaries under the amended loan agreement and/or seek specific performance thereunder; (iii) ComVest may exercise its rights under the collateral agreement, as defined below, against the assets of us and our subsidiaries; (iv) the revolver may be immediately terminated or reduced, at ComVest’s option; and (v) upon ComVest’s request, we will provide it with immediate, full and unobstructed access to and control of our books, records, systems and other elements of its business and management.

Our obligations under the amended loan agreement and the revolver are jointly and severally guaranteed by each of our direct and indirect subsidiaries, referred to as the guarantors, pursuant to the Guaranty Agreement, dated as of June 20, 2008, referred to as the guaranty agreement, and the Reaffirmation of Guaranty, dated as of August 14, 2009, referred to as the reaffirmation of guaranty, and are secured by a security interest in all of our and our subsidiaries’ assets, referred to as the collateral, as set forth in the Collateral Agreement dated June 20, 2008, referred to as the collateral agreement. Pursuant to the guaranty agreement and the reaffirmation of guaranty, in the event our obligations are declared immediately due and payable, then the guarantors shall, upon demand by ComVest, pay all or such portion of our obligations under the amended loan agreement declared due and payable.

Upon the occurrence of an event of default under the amended loan agreement, as described above, ComVest may enforce against the guarantors their obligations set forth in the guaranty agreement. Pursuant to the collateral agreement, upon an event of default under the amended loan agreement, ComVest may exercise any remedies available to it under the Uniform Commercial Code, and other applicable law, including applying all or any part of the collateral or proceeds from its disposition as payment in whole or in part of our obligations under the amended loan agreement.

In connection with the amended loan agreement, each of Messrs. Michael Traina, our Chairman of the Board of Directors and Chief Executive Officer, and John Phillips, our Chief Financial Officer, reaffirmed their respective Validity Guaranties previously given to ComVest on June 20, 2008, referred to as the validity guaranty, by executing a Reaffirmation of Validity Guaranties, dated August 14, 2009, referred to as the reaffirmation of validity guaranties. The validity guaranty provides that each officer will not, intentionally or through conduct constituting gross negligence, and we will not, through intentional acts of either Mr. Traina or Mr. Phillips or through conduct constituting gross negligence by each such officer, provide inaccurate or misleading information to ComVest, conceal any information required to be delivered to ComVest or fail to cause the collateral to be delivered to ComVest when required or otherwise take any action that constitutes fraud. In the event of a breach or violation of the obligations of Messrs. Traina or Phillips under the validity guaranty, the officer must indemnify and hold ComVest harmless from any loss or damage resulting from such breach or violation.

We will pay ComVest modification fees in the amount of $210, charged to the revolver, payable $60 on January 1, 2010 and $50 on each of April 1, 2010, July 1, 2010 and October 1, 2010.  In addition, on the first business day of each calendar month prior to the maturity date of the revolver and on the revolver maturity date or the earlier termination of the revolver, we must pay ComVest a monthly unused commitment fee equal to 0.25% of the amount by which the revolver maximum exceeds the average daily outstanding principal amount of advances during the immediately preceding calendar month, charged to the revolver.

Warrant issued to ComVest

In connection with the transaction with ComVest described above, we issued to ComVest the Amended and Restated Warrant, dated August 14, 2009, referred to as the ComVest warrant, to purchase, in the aggregate, 2,210,825 shares, referred to as the ComVest warrant shares, of our common stock, $0.0001 par value per share, referred to as the common stock, for an exercise price of $0.01 per share, referred to as the ComVest exercise price.  Upon the occurrence and during the continuation of an event of default (other than certain specified events of default) under the amended loan agreement, then upon five (5) business days’ notice to us, the ComVest warrant is exercisable for a number of shares of common stock that, when aggregated with all ComVest warrant shares previously acquired upon exercise of the ComVest warrant, constitutes 51% of our fully diluted common stock at the time of exercise, referred to as a default exercise.  The exercise price of the ComVest warrant for a default exercise is $0.001 per share of common stock.  The exercise price of the ComVest warrant may be paid to us in cash, check or, at ComVest’s option, by crediting the exercise price to any obligation then owed to it under the amended loan agreement.  The ComVest warrant is exercisable until August 31, 2014.  The ComVest exercise price and the number of ComVest warrant shares are subject to adjustment following certain events, including distributions on the common stock; merger, consolidation or share exchange; and certain issuances of common stock.  The ComVest warrant may be exercised via a “cashless exercise.”

If at any time the common stock is not registered under the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act, or we have ceased or suspended the filing of periodic reports under the Exchange Act, ComVest has the right to require us to redeem and purchase from ComVest, for a cash purchase price of $2,000, 50% of the ComVest warrant, or the equivalent of 50% of the ComVest warrant shares that may be, or have been, issued upon exercise of the ComVest warrant: (i) if we or any of our stockholders enters into a binding agreement with respect to any sale (as defined in the amended loan agreement); (ii) upon and after the occurrence and during the continuance of an event of default under the amended loan agreement; or (iii) any other event or circumstance that causes, effects, or requires any payment in full under the amended loan agreement.

If there is a proposed sale of a majority of the outstanding shares of our common stock, on an as-converted basis, ComVest has the right, exercisable upon written notice to the selling stockholder(s) provided not less than ten (10) days prior to the proposed date for consummation of the sale, to elect to participate in the transaction and sell to the proposed purchaser(s) a portion of the ComVest warrant shares equal, on a percentage basis, to the percentage of the selling stockholder(s)’ common stock included in the proposed transaction.